UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL TAKES THE FIRST POSITION AMONG RUSSIAN HARDWARE PRODUCERS

Moscow, Russia – December 17, 2009. – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that according to the report released by Prommetiz, a Russian association of hardware producers, in October and November 2009 the two plants of Mechel’s steel division became the leaders in hardware production among companies which are the members of the association.
In the beginning of December Prommetiz, a Russian association of hardware producers, released a survey on hardware market development in Russia revealing that in October and November 2009 the two plants of Mechel’s steel division –
Beloretsk Metallurgical Plant ОАО (BMK OAO) and Vyartsilya Metal Products Plant
ZAO (VMZ ZAO) jointly produced more hardware than any other Russian companies-members of Prommetiz association. Thus, in Q4 2009 Mechel gained the first position in Russia by hardware production volume.
In October and November BMK OAO produced about 63 thousand tonnes and VMZ ZAO produced more than 18 thousand tonnes of hardware.
Prommetiz Association is the largest and most comprehensive Russian organization which provides data and analytical surveys about hardware markets. The largest hardware producers of Russia are the members of this organization.
Vladimir Polin, Mechel’s Senior Vice-President noted:
“This fact once again shows that our steel plants development strategy based on technical modernization and mastering new products, which are in high demand on the market, is correct. Even in the hardest crisis months of 2009 our Beloretsk
Metallurgical Plant continued developing new types of products. Thus, in this
April BMK OAO commissioned production of steel ropes with plastically drafted strands. In 2008, VMZ ZAO started demonstrating record results in production.
The plant is still following this high standard.
Complex development of the company’s business segments and overall synergy as the result of such activity are also very important. At the end of 2008 and in
2009 we paid much attention to improvement of our sales structures and, particularly, strengthening our Mechel Service retail sales and service network.
Good sales performance and efficient cost reduction programme resulted in recovery of our steel plants’ production capacity utilization up to the pre-crisis levels, as they were provided with orders and had competitive cost price. Fast recovery of our steel plants’ production capacity utilization allowed us to gain the leading positions in production of high margin commercial products including hardware”.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 17, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO